[GRAPHIC OMITTED] 7961 SHAFFER PARKWAY
                  SUITE 5
                  LITTLETON, COLORADO 80127
                  TELEPHONE  (720) 981-1185
                  FAX  (720) 981-1186

                                         Trading Symbol:  VGZ
                                         Toronto and American Stock Exchanges

_________________________________________________NEWS___________________________

VISTA GOLD CORP. ANNOUNCES SECOND QUARTER 2001 RESULTS AND
REASSAYING RESULTS AT HYCROFT

LITTLETON, COLORADO, AUGUST 9, 2001 - Vista Gold Corp. announced a net loss of $0.6 million, or $0.01 per share for the three months ended June 30, 2001, compared to a net loss of $0.8 million, or $0.01 per share for the same period in 2000. Revenues for the three months ended June 30, 2001 were $0.3 million, down $0.9 million from the same period in 2000; this reduction in revenue, resulting from lower gold production, was offset by lower production costs, lower depreciation and amortization costs, and lower property holding costs at the Hycroft mine. Cash used in operations was $0.6 million in the three months ended June 30, 2001, down from the $1.2 million used in the same period in 2000. As of June 30, 2001, the Corporation had $1.6 million in working capital, including $0.6 million in cash.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                            Three Months Ended   Six Months Ended
                                 JUNE 30              JUNE 30
                                 -------              -------
                              2001      2000       2001      2000
                              ----      ----       ----      ----
Gold Production (ounces)       956      4,212      2,343      9,139
Gold revenues              $   272    $ 1,217    $   623    $ 2,615
Net loss                      (615)      (755)    (1,144)      (917)
Loss per share             $ (0.01)   $ (0.01)   $ (0.01)   $ (0.01)


The Hycroft mine continues to produce gold from the rinsing of the existing leach pads, with 956 ounces recovered during the three months ended June 30, 2001, and 2,343 ounces recovered during the six months ended June 30, 2001. Gold production for the same periods in 2000 was 4,212 ounces and 9,139 ounces respectively. The decline in gold production is consistent with the Corporation's expectations. Management estimates an additional 660 ounces of gold will be recovered through the remainder of the year. Cash operating cost per ounce of gold produced was $195 in the three months ended June 30, 2001 and $209 for the six months ended June 30, 2001. Cash operating cost per ounce of gold produced for the same periods in 2000 was $186 and $203 respectively.

At the Hycroft mine, relogging of core, reassaying and reevaluation of existing data have identified some higher-grade gold and silver zones beneath the Albert and Brimstone areas. These zones are continuous and have not been considered in earlier evaluations of the deposits. The following results are from re-assaying samples which were not previously analyzed for silver, and are typical of the high-grade silver zone.

---------------- ------------ ----------------- -------------- -------------- ----------------- --------------
   HOLE NO.         (FT)       SAMPLE LENGTH     GOLD GRADE    SILVER GRADE       ** GOLD           ZONE
                   FROM/TO          (FT)            OPT.           OPT.       EQUIVALENT OPT.
---------------- ------------ ----------------- -------------- -------------- ----------------- --------------
    94-2458        265-880          615             .027           1.06            0.043          BRIMSTONE
---------------- ------------ ----------------- -------------- -------------- ----------------- --------------
    96-3013        280-888          608             .023            .82            0.036          BRIMSTONE
---------------- ------------ ----------------- -------------- -------------- ----------------- --------------
   * 96-2905       400-500          100             .026           2.30            0.062           ALBERT
---------------- ------------ ----------------- -------------- -------------- ----------------- --------------
   * 92-1957       262-430          168             .036            .82            0.049          BRIMSTONE
---------------- ------------ ----------------- -------------- -------------- ----------------- --------------

*  HOLES 96-2905 AND 92-1957, BOTTOM IN MINERALIZATION.
** GOLD/SILVER PRICE $275/$4.25 PER OUNCE.  METALLURGICAL RECOVERY WILL DEPEND
   ON PROCESS SELECTION AND TESTING.

The Corporation has also been conducting a preliminary evaluation of the large bulk sulfide mineralized zone which underlies both the Crofoot and Brimstone oxide deposits at Hycroft. Preliminary metallurgical work carried out by independent laboratories indicates that the sulfide material is amenable to concentration, by flotation, to produce a concentrate with a gold grade of approximately 0.4 opt. "Exploitation of these bulk sulfides, although not economical at today's gold prices, could add significant upside potential to the Hycroft mine, if gold prices improve in the future", said Jock McGregor, President and CEO. These prospects will be the subject of additional drilling and sampling programs as funds become available to the company.

The Corporation continues to pursue cost-cutting measures and is actively pursuing additional sources of capital, including debt financing, the issuance of equity, mergers with other companies and the sale of property interest and other assets.

Vista Gold Corp. is an international gold mining, development and exploration company based in Littleton, Colorado. Its holdings include the Hycroft mine in Nevada, development properties in Bolivia and exploration projects in North and South America.




                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (720) 981-1185, or visit the Vista Gold Corp. website at www.vistagold.com